Foresight Funds, Inc.
1634 Pebble Chase Dr.
Katy, TX

                                                       May 24, 2010

Securities and Exchange Commission
Division of Investment Management
Washington, DC 20549
Attn: Christina Diangelo and Howey Hallock

Dear Ms. Diangelo and Mr. Hallock


In our recent conversations you provided several "specific guidance" and "best practices" suggestions concerning our N-CSR filing for the period ending December 31, 2009 and for our 485b filing of the annual updating amendment to our registration statement on form N-1A. The items of guidance and suggestions discussed, and Foresight Funds' (the "Fund") response to each, are as follows:

N-CSR

1.  Resubmit N-1A amendment per Rule 485, paragraph (a) - Fund will comply.
2. Have Fund Auditor revise "consent" letter accompanying 485(a) filing so as to not restrict consent to only financial highlights for year 2009. - A revised consent letter will be submitted with the 485(a) filing.
3. Show two years of "Principal Accountant Fees and Services" for Item 4 of N-CSR filing. - Two years of fees will be shown for all future N-CSR filings.
4. Add FAS 157 disclosure, "Summary of Fair Value Disclosure" to Annual Report, Item 1 of N-CSR. - The Fund will add this entry to subsequent filings.
5. Page 6 of the Annual Report contained a typo showing the expense example period as starting on January 1, 2009 instead of July 1, 2009. - This correction will be made on future filings.
6. The expense example on page 7 of the Annual Report should disclose that the Fund does have an early redemption fee. - In subsequent filings this disclosure will be made.
7. Money market funds should be reported under "investments" rather than "cash" in the Annual Report "Statement of Assets and Liabilities". - The Fund will report money market funds as investments in future semi-annual and annual reports.
8. Disclose the gross unrealized appreciation and depreciation of securities and the cost basis of securities for federal income tax purposes in future N-Q filings. - The Fund will add these disclosures to all future N-Q filings.

N-1A

1. Delete the line item in Fee Table 1 pertaining to redemption fee and associated Note 1. - This line item and note will be deleted in 485(a) submission.
2. Make clear that expense reimbursement by Adviser will reduce Fund operating expenses for no less than one year from the effective date of the Fund's registration statement. - A statement to this effect will be added following Fee Tables in 485(a) submission.
3. Rework the expense example so that expenses net of adviser reimbursement are only used for year 1. - Table will be reworked as suggested in 485(a) submission.
4. Remove partial year 2004 from performance bar chart. - 2004 will be removed in 485(a) submission.
5. In disclosure of risks, change the reference to "industry" to "sector".
    - This change will be made in 485(a) submission.
6. Under section entitled "Is this Fund an appropriate investment for you?", remove paragraphs pertaining to whom the Fund is not intended. - These paragraphs will be removed in 485(a) submission.

In connection with the above response, Foresight Funds acknowledges that:

    The fund is responsible for the adequacy and accuracy of the disclosure in the filings;

    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    No sale of Fund shares will be made pending registration approval

Please feel free to contact me concerning any questions are comments to our above responses. Thank you for your time spent reviewing and critiquing our Prospectus, N-CSR submission and our Annual Report to shareholders.


Sincerely yours,


/s/ Michael M. Bissell
-----------------------------
Michael M. Bissell, President
Foresight Funds, Inc.